FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
 Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response.......0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* Schiro James J.	2. Date of Event Requiring Statement (Month/Day/Year) 1/30/2003	4. Issuer Name and Ticker or Trading Symbol PepsiCo, Inc. (PEP)
(Last) (First) (Middle) Zurich Financial Services Mythenquai 2 P.O. Box 8022
(Street) Zurich	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☐ Officer ☐ Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip) Switzerland			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
PepsiCo, Inc. Common Stock	1,085.00	D

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

	/s/ James J. Schiro ___________________________ James J. Schiro **Signature of Reporting Person	January 31, 2003 ___________________________ Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to repsond unless the form displays a cureently valid OMB Number.